UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 1-14742

                           NOTIFICATION OF LATE FILING



(Check One):  Form 10-K    |X| Form 20-F   Form 11-K     Form 10-Q    Form N-SAR
              Form N-CSR

                  For Period Ended:       December 31, 2003
                                   ---------------------------------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                   -----------------------------


  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            Jinpan International Limited


Former Name if Applicable:

Address of Principal Executive Office (Street and number): C/O Hainan Jinpan Special Transformer Works, Section D-2, No. 100 Industry Avenue

City, state and zip code:  Jinpan Development Area, Haikou, Hainan PRC



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
 [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, could not be filed within the prescribed time period since the Registrant and its accounting staff have devoted substantial time and efforts to finalizing its accounting in connection with certain business matters during the fiscal year. As a result, the financial statements of the Registrant for the fiscal year ended December 31, 2003 and the notes thereto, are in the process of being completed.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Mark Du                          201                         227-0680
------------------             ------------------             ------------------
      (Name)                       (Area Code)                (Telephone Number)



                                                                YES     NO
(2)  Have all other  periodic  reports  required  under
     Section 13 or 15(d) of the Securities Exchange |X|
     Act  of  1934  or  Section  30 of  the  Investment         [X]
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                                                                YES     NO
(3)  Is it anticipated  that any significant  change in
     results  of  operations  from  the   corresponding
     period for the last fiscal year will be  reflected                 [X]
     by the earnings statements to be included in the subject report or portion thereof?


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


--------------------------------------------------------------------------------
                          Jinpan International Limited
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2003                     By: /s/ Mark Du
      -------------                         ------------------------------------
                                            Mark Du, Principal Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------